UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, DC 20549

                               SCHEDULE 13D/A
                              Amendment No. 1

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                   PUBLIC COMPANY MANAGEMENT CORPORATION
                   -------------------------------------
                              (NAME OF ISSUER)

                  COMMON STOCK, PAR VALUE $0.001 PER SHARE
                  ----------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                744392 10 1
                                -----------
                               (CUSIP NUMBER)


                       DAVID M. LOEV, ATTORNEY AT LAW
                             2777 ALLEN PARKWAY
                                 SUITE 1000
                            HOUSTON, TEXAS 77019
                               (713) 524-4110
               -----------------------------------------------
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                              OCTOBER 1, 2004
           -----------------------------------------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


 The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


This Amended Schedule 13D is being filed to include shares of Public Company Management Corporation common stock, which Stephen Brock held in a brokerage account prior to the Agreement(defined below), and which were not included in Mr. Brock's Schedule 13D filed on November 5, 2005, as well as to update the current amount of shares which Mr. Brock beneficially owns.

|  1  |

NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


Stephen Brock

----------------------------------------------------------------------------

|  2  |

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a)[ ]

(b)[ ]


----------------------------------------------------------------------------


|  3  |

SEC USE ONLY


----------------------------------------------------------------------------

|  4  |

SOURCE OF FUNDS*

SC

----------------------------------------------------------------------------

|  5  |

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[  ]

----------------------------------------------------------------------------

|  6  |

CITIZENSHIP OR PLACE OF ORGANIZATION
United States

----------------------------------------------------------------------------


|  7  | SOLE VOTING POWER

NUMBER OF

16,320,650

SHARES
---------------------------------------------------------------------------


BENEFICIALLY

|  8  | SHARED VOTING POWER

OWNED BY EACH

N/A

REPORTING
----------------------------------------------------------------------------


PERSON WITH

|  9  | SOLE DISPOSITIVE POWER

16,320,650

----------------------------------------------------------------------------


|  10  |

SHARED DISPOSITIVE POWER

N/A

----------------------------------------------------------------------------


|  11  |

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

16,320,650

----------------------------------------------------------------------------


|  12  |

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES *

N/A

----------------------------------------------------------------------------


|  13  |

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.6%

----------------------------------------------------------------------------


|  14  |

TYPE OF REPORTING PERSON *

IN

----------------------------------------------------------------------------


ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Public Company Management Corporation. The principal executive offices of Public Company Management Corporation are located at 5770 El Camino Road, Las Vegas, Nevada 89118.

ITEM 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Stephen Brock. Mr. Brock's business address is 5770 El Camino Road, Las Vegas, Nevada 89118. Mr. Brock is the sole Director and the President, Chief Executive Officer, Secretary, and Treasurer of Public Company Management Corporation.

(d)-(e) During the last five years, Mr. Brock: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Brock is a citizen of the United States.

ITEM 3. Source of Amount of Funds or Other Compensation

On October 1, 2004, Stephen Brock, indirectly through the Brock Family Trust (the "Trust") and GoPublicToday.com, a Nevada corporation ("GPT"), acquired 15,326,650 and 319,000 shares, respectively, or an aggregate of 15,645,650 shares of the Common Stock of Public Company Management Corporation. The Trust acquired 15,326,650 shares of Common Stock pursuant to an Amended Exchange Agreement, which is incorporated by reference as Exhibit 10.1 (the "Agreement"), and related transfers of shares of Common Stock from Mr. Brock and certain other entities commonly controlled by Mr. Brock who were also parties to the Agreement. Pursuant to the Agreement, Public Company Management Corporation received 5,000,000 shares of common stock (or approximately 92.1%) of GPT, 5,000,000 shares of common stock (or 100%) of Pubco White Papers, Inc., a Nevada corporation, 5,000,000 shares of common stock (or approximately 98.0%) of Nevada Fund, a Nevada corporation, and 5,000,000 shares of common stock (or 100%) of Public Company Management Services, Inc., a Nevada corporation. GPT acquired 319,000 shares of common stock in exchange for consulting services.


Prior to the Agreement, Stephen Brock individually beneficially owned 185,000 shares of Public Company Management Corporation common stock, of which he has since sold 10,000 shares. Additionally, Mr. Brock was issued 500,000 restricted shares of the Company's common stock in consideration of services provided to the Company in December 2004, giving him total ownership of 16,320,650 shares of the Company's common stock as of the date of the filing of this amended Schedule 13d.

ITEM 4. Purpose of Transaction

Mr. Brock individually, and indirectly through the Trust and GPT, acquired the securities of Public Company Management Corporation for investment purposes. Depending on general market and economic conditions affecting Public Company Management Corporation and other relevant factors, Mr. Brock may purchase additional securities of Public Company Management Corporation or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Brock does not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of Public Company Management Corporation, or the disposition of securities of Public Company Management Corporation;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Public Company Management Corporation or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of Public Company Management Corporation or any of its subsidiaries;

(d) any change in the present board of directors or management of Public Company Management Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Public Company Management Corporation;

(f) any other material changes in Public Company Management Corporation's business or corporate structure;

(g) changes in Public Company Management Corporation's charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of Public Company Management Corporation by any person;

(h) causing a class of securities of Public Company Management Corporation to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Public Company Management Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a) Stephen Brock beneficially owns 16,320,650 shares of Common Stock, $0.001 par value, of Public Company Management Corporation. The shares of Common Stock beneficially owned by Mr. Brock constitute approximately 75.6% of the total number of shares of common stock of Public Company Management Corporation, based upon 21,599,835 shares of common stock outstanding as of March 16, 2005.

(b) Mr. Brock has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Brock.

(c) Mr. Brock acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Brock.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

Exhibit 10.1(1)     Amended Exchange Agreement

(1) Filed as Exhibit 10.1 to our Form 8-K/A filed on October 12, 2004.


                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 30, 2005

By: /s/ Stephen Brock
-----------------------------
Stephen Brock